O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFINERMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2289

March 20, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pharmacyclics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 000-26658

Dear Mr. Rosenberg:

On behalf of Pharmacyclics, Inc. (the “Company”) we acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities Exchange Commission (the Commission”) dated March 12, 2014 (the “Staff Letter”) with regard to the Company’s Form 10-K for the fiscal year ended December 31, 2013 filed on February 26, 2014.  We have reviewed the Staff’s Letter with the Company and the following is the Company’s response to the Staff Letter.  For ease of reference, the response is numbered to correspond to the numbering of the comment in the Staff Letter and the comment is reproduced in italicized form below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Data for the Year Ended December 31, 2013 and 2012 (unaudited):

Cost of Goods Sold (in thousands), page 56

1.
You indicate that you recorded inventory costs related to IMBRUVICA™ as research and development expense prior to September 30, 2013, and had approximately $16,100,000 of this zero-cost inventory on hand as of December 31, 2013.  Your cost of goods sold was 25.8% of product revenue, net in 2013.  Please provide us proposed disclosure to be included in future periodic reports that indicates your estimate of cost of goods sold as a percentage of product revenue, net once the zero-cost inventory is exhausted.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 20, 2014

We respectfully acknowledge the Staff’s Comment and the Company proposes to include the following language in its future periodic reports:

“Cost of Goods Sold

Cost of goods sold includes third-party manufacturing costs of products sold, fixed manufacturing overheads, royalty fees, and other indirect costs such as employee compensation.

We began capitalizing inventory during the quarter ended December 31, 2013 in connection with the FDA’s approval of IMBRUVICA™ in such quarter, as the related costs were expected to be recoverable through the commercialization of the product.  As at December 31, 2013, inventory related costs of $16,100,000 incurred prior to FDA approval were recorded as research and development expenses in our statements of operations.  We expect to sell the pre-commercialization inventory over the next xx to xx months. Subsequent to the utilization of all of our pre-commercialization inventory, we estimate cost of goods sold as a percentage of Product Revenue, net, will be in the range of high-single digits to low double digits percentage.  The range is impacted by our estimate of materials costs from our suppliers as well the level of our fixed overhead costs estimated in relation to our future sales levels.”

The Company respectfully advises the Staff that it will update the outlook period in each filing based on an evaluation of demand forecasts; as of December 31, 2013, such period would have been 12 – 18 months.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by the Company containing the three acknowledgments requested by the Staff is attached hereto.

The Company believes that the foregoing has been responsive to the Staff’s comment. The Staff is invited to contact the undersigned at (212) 451-2289 with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman

cc:           Manmeet Soni

March 20, 2014

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated March 12, 2014 (the “Staff Letter”) relating to the Form 10-K for the fiscal year ended December 31, 2013 filed on February 26, 2014 (the “Filing”) by Pharmacyclics, Inc. (“the Company”), the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PHARMACYCLICS, INC.

By:	/s/ Manmeet Soni
	Name:	Manmeet Soni
	Title:	Chief Financial Officer